UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2024

Commission File Number 0-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Registration Statement (Form F-3 No. 333-266044) and Registration Statements (Form S-8 Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974 and 333-278082).

Entry into Purchase Agreement

On June 17, 2024, Wavestream Corporation (the “Buyer”), a Delaware corporation and a wholly-owned subsidiary of Gilat Satellite Networks Ltd. (the “Company”), entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with Stellar Blu Solutions LLC, a Delaware limited liability company (“Stellar”), MAZAV Management LLC, a Delaware limited liability company (“MAZAV”), CF GDC LLC, a Delaware limited liability company (“CFG,” and, together with MAZAV, the “Sellers”), and CFG, as the representative of the Sellers.

Pursuant to the Purchase Agreement, Buyer will purchase from the Sellers 100% of the membership interests of Stellar (the “Acquisition”). The total cash purchase price payable in connection with the Acquisition will be up to $245 million, subject to certain adjustments contemplated by the Purchase Agreement, with $98 million payable in cash at closing and up to an additional $147 million payable in cash subject to achievement of future performance milestones.

The consummation of the Acquisition is subject to customary closing conditions, including, among others (i) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, (ii) the approval of the Committee on Foreign Investment in the United States; (iii) the Acquisition having not been enjoined or otherwise prohibited by any applicable law or any writ, decree, decision, consent, stipulation, award, order, judgment, injunction, temporary restraining order or other order of any governmental authority; (iv) the truth and correctness of the other party’s representations and warranties in the Purchase Agreement, subject in certain cases to a materiality or material adverse effect standard; and (v) performance, in all material respects, of the other party’s obligations in the Purchase Agreement required to be performed at or prior to the consummation of the Acquisition.  In addition, the consummation of the Acquisition by Buyer is subject to the absence of a “Material Adverse Effect” (as defined in the Purchase Agreement) with respect to Stellar.

The Buyer, Stellar and the Sellers have made customary representations, warranties and covenants in the Purchase Agreement. The Purchase Agreement contains certain customary termination rights for the parties, as well as the ability to terminate the Purchase Agreement if the Acquisition is not consummated by December 17, 2024.

This summary of the principal terms of the Purchase Agreement is intended to provide information regarding certain key terms of the Purchase Agreement and are not intended to modify or supplement any factual disclosures about the Company in its public reports filed with the Securities and Exchange Commission. In particular, this summary is not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company, Buyer, Stellar or the Sellers or their respective affiliates.

Press Release

The Company issued a press release on June 17, 2024 announcing the execution of the Purchase Agreement. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Cautionary Language Concerning Forward-Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Important factors that could cause or contribute to such differences include risks relating to: the ability of the parties to consummate the proposed transaction on a timely manner or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the potential impact of the announcement of the proposed transaction on the ability of the Company and Stellar to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Stellar do business, or on the Company’s or Stellar’s operating results and business generally; disruption of the current plans and operations of the Company and Stellar as a result of the proposed transaction or its announcement, including risks that Stellar’s business will not be integrated successfully into the Company’s operations; risks relating to the Company’s ability to realize anticipated benefits of the combined operations; changes in general economic and business conditions; inability to maintain market acceptance of the Company’s products; inability to timely develop and introduce new technologies, products and applications; rapid changes in the market for the Company’s products; loss of market share and pressure on prices resulting from competition; introduction of competing products by other companies; inability to manage growth and expansion; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect the Company’s proprietary technology; risks associated with the Company’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas and the war and hostilities between Israel and Hamas and Israel and Hezbollah; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this report are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Doron Kerbel
Name:	Doron Kerbel
Title:	General Counsel & Company Secretary

Date: June 17, 2024

Exhibit Index

99.1  Press release, dated June 17, 2024, titled “Gilat to Acquire Stellar Blu, an IFC Market Leader with a First-to-Market ESA-Based Solution for Commercial Aviation”.